Exhibit 99(a)(12)

WAVECOM REJECTS GEMALTO’S OFFER AS INADEQUATE

Board Recommends that Shareholders Not Tender Shares

Board’s M&A Sub-Committee to Begin a Review of All Strategic Opportunities

Issy-les-Moulineaux (France), October 31, 2008 — The Board of Directors of Wavecom (NASDAQ: WVCM) today announced its recommendation to its securityholders, after thorough review of the unsolicited tender offer by Gemalto S.A. As a result of this review, the Board unanimously considers that the financial terms of the Gemalto Offer are clearly insufficient and has determined that this Offer is not in the best interest of Wavecom, its shareholders and employees.

Accordingly, the Board recommends that Wavecom securityholders not tender any of their securities to Gemalto. The basis for the Board’s unanimous decision is set forth in Wavecom’s Schedule 14D-9 filed today with the Securities and Exchange Commission.

The Board also confirmed today that, at its request, the M&A sub-committee of the Board will immediately begin consideration of all opportunities that could represent a greater industrial and financial compatibility with the interests of Wavecom, its shareholders and employees in mind.

Anthony Maher, independent director and Chairman of Wavecom’s M&A sub-committee commented, “Our Board, after careful review, has unanimously concluded that Gemalto’s offer provides insufficient value, disadvantages our shareholders, and is opportunistically timed given the unprecedented financial turmoil around the world, which has had a particularly negative impact on Wavecom and other companies of our size. Furthermore, the offer does not sufficiently value the strength of Wavecom’s core business and our growth potential as a leader the highly attractive M2M market. Nor does the Gemalto offer adequately reward our shareholders for the strategic benefits of acquiring Wavecom’s promising technologies.”

Given these factors, the Board recommends that shareholders not tender their shares into the Gemalto offer.

Reasons for the Board’s Recommendation

In arriving at its recommendation, the Wavecom Board of Directors considered numerous factors, including but not limited to the following:

-	The timing of Gemalto’s Offer is highly opportunistic and disadvantages Wavecom’s stakeholders

•	The Offer occurs at times of unprecedented financial market turmoil on the back of the financial crisis.

•	Small companies such as Wavecom have suffered more than larger ones.

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The change in the OCEANE (Convertible Bond) Offer terms, an increase by 56.5% between the October 6 and October 16, demonstrates Gemalto’s rush in preparing its Offer and its willingness to benefit from a highly opportunistic timing that disadvantages Wavecom stakeholders.

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It also seems that the opportunistic timetable was more critical than the strategic, industrial policy and integration issues that are barely detailed in Gemalto’s offering memorandum, which makes it difficult for the Wavecom, its employees and more broadly its stakeholders to fully understand those, albeit critical, items.

-	The Offer price does not take into account the strength of Wavecom’s core business

•	M2M is emerging as the growth engine for the mobile telecommunications industry.

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Wavecom is among the leaders in the M2M market and is particularly recognized for its innovative technologies, products and prime client and partner relationships (telecom operators and enterprise customers).

•	Wavecom is strategically positioned and holds all assets required to fully benefit from the expected M2M market growth.

•	The potential acquisition of Wavecom would provide Gemalto with a key position in the sector value chain, and this strategic value is not reflected in the current Offer terms.

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The Offer price does not reflect the strategic benefit to Gemalto of acquiring Wavecom’s promising technology initiatives - its unique embedded inSIM® technology and its Anyware Technologies services offerings

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The SIM card industry is experiencing a rapid commoditization trend on the back of fierce competition from both cheap Chinese SIM card producers as well as global semiconductor players and current SIM cards are becoming less and less adapted to applications and clients’ requirements.

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Amongst others, Wavecom is developing two key strategic initiatives meeting M2M customers’ expectations and presenting significant growth and profit potential: inSIM® and Anyware Technologies’ solutions.

•	Anyware Technologies’ solutions allow for remote management and diagnostics of all machines equipped with wireless communication and make M2M application development easy.

•	The embedded SIM technology, inSIM®, increases the ability to meet industrial application conditions (reliability, logistics, security).

•	The current terms of the Gemalto Offer fail to properly value those promising strategic initiatives.

-	The hostile nature of the Offer could jeopardize the efficiency of Wavecom’s technical team and endanger the future of Wavecom’s innovations

•	Hostile transactions carry a high degree of risk in knowledge-based industries such as technology.

•	Wavecom’s value indeed lies in its employees and in particular, its management and highly recognized R&D team.

•	Wavecom employees are more likely to support a friendly transaction in which the visibility on integration problems, the technological visions and the objectives are discussed and shared.

-	The Gemalto Offer significantly undervalues Wavecom based on several widely accepted valuation methodologies

•	The Offer represents a discount to Wavecom’s value based on valuation criteria that are widely used in these types of transactions.

•	The Offer represents a significant discount to Wavecom’s value, while such multiples do not include the required control premium.

•	For all valuation methodologies used, the Offer is at a discount to the implied price resulting from the application of such criteria.

-	Based on the amount of cash outlay, after taking into account Wavecom’s cash and tax assets, Gemalto’s effective purchase price would be as low as €1.9 per Wavecom share

•	The total amount of cash outflow from the acquisition of the shares and OCEANE (Convertible Bond) is estimated at €188.9 million.

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Wavecom’s cash and cash equivalents as at September 30, 2008 (after payment of the 2008 OCEANE (Convertible Bond) coupon and cash proceeds from the exercise of exercisable in-the-money dilutive instruments) is estimated at approximately €126.9 million.

•	The impact of tax assets is estimated to amount up to €32.5 million.

•	The effective purchase price for Gemalto would therefore be as low as €1.9 per share.

Wavecom – the wireless M2M experts

Wavecom is a leading provider of embedded wireless technology for M2M (machine-to-machine) communication. We provide a range of GSM/GPRS, CDMA, EDGE and 3G Wireless CPUs; programmable processors which also act as wireless modules or wireless modems. These are backed by a C and Lua-based cellular wireless software suite which includes a real-time operating system (RTOS), a software development environment based on Eclipse™, and several Plug-Ins (GPS, TCP/IP, security, Bluetooth™, Lua script and more). We also offer a wide range of professional and operated services. Our solutions are used for automotive telematics, smart metering, fleet management, GSM/GPS/satellite tracking, wireless alarms, wireless POS (point of sales), WLL (fixed voice), remote monitoring and many other M2M applications.

Founded in 1993 and headquartered in Issy-les-Moulineaux (France) near Paris, Wavecom has subsidiaries in Hong Kong (PRC), Research Triangle Park, NC (USA), Farnborough (UK), Munich (Germany) and Sao Paolo (Brazil). Wavecom is publicly traded on Euronext Paris (Eurolist) in France and on the NASDAQ (WVCM) exchange in the U.S.

http://www.wavecom.com

This press release contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934 which are not historical facts. Such forward-looking statements are based on the beliefs of Wavecom’s management as well as assumptions made by and information currently available to them. Actual results may vary significantly from those contemplated by these forward-looking statements based on a variety of factors. Words such as “outlook,” “potential,” “emerging,” “growth,” “anticipates,” “expects,” “believes,” “intends,” “plans,” “continuing,” “seeks,” “forecasts,” “estimates,” “goal,” and similar expressions often identify such forward-looking statements. Forward-looking statements in this press release include, without limitation, statements regarding the future of the M2M industry, the SIM card industry and other industries, future economic and market conditions, the future performance of Wavecom and Gemalto, the promise of Wavecom’s strategic initiatives, Wavecom’s business pipeline, reactions of Wavecom’s employees, customers, suppliers, contracting parties and other stakeholders to events surrounding the Offer, projections and assumptions underlying Wavecom’s financial analysis of its value and the offer, and the future value of Wavecom’s tax assets. All forward-looking statements are qualified by these cautionary statements and are made only as of the date they are made. Important factors that may cause such differences include, but are not limited to, those described in Wavecom’s Annual Report on Form 20-F for the fiscal year ended December 31, 2007, in the sections entitled “Item 3. Key Information – Risk Factors” and “Item 5. Operating and Financial Review and Prospects.”

Further risks and uncertainties associated with Gemalto’s unsolicited proposal to acquire Wavecom include: the risk that key employees may pursue other employment opportunities due to concerns as to their employment security with Wavecom; the risk that the acquisition proposal will make it more difficult for Wavecom to execute its strategic plan and pursue other strategic opportunities; the risk that the future trading price of our common stock is likely to be volatile and could be subject to wide price fluctuations; the risk that Wavecom may be unable to secure superior value as a stand-alone company or by pursuing other strategic alternatives; and the risk that stockholder litigation in connection with the Gemalto’s unsolicited proposal, or otherwise, may result in significant costs of defense, indemnification and liability. All forward-looking statements are qualified by these cautionary statements and are made only as of the date they are made.

Contact Wavecom

Contact Wavecom Lisa Ann Sanders Director Investor Relations Tel: +33 (0)1 46 29 41 81 e-mail: lisaann.sanders@wavecom.com	Contact Brunswick : Andrew Dewar/Jérôme Biscay Tel: +33 (0)1 53 96 83 83 Nina Devlin +1 212 333 3810 e-mail: wavecom@brunswickgroup.com